UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

Reven Housing REIT, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

761378108

(CUSIP Number)

Chad M. Carpenter

7911 Herschel Avenue, Suite 201

La Jolla, California 92037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761378108
1. Names of Reporting Persons. Chad M. Carpenter
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 853,403
8. Shared Voting Power 500
9. Sole Dispositive Power 853,403
10. Shared Dispositive Power 500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 853,903(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 11.9%
14. Type of Reporting Person (See Instructions) IN

(1)	Includes 163,044 shares underlying common stock purchase warrants held by Mr. Carpenter and 500 shares of common stock owned by Mr. Carpenter’s minor child.

Item 1.	Security and Issuer

This Schedule 13D/A relates to the shares of the $0.001 par value common stock (“Common Stock”) of Reven Housing REIT, Inc., a Maryland corporation (“Issuer”). The Issuer’s address is 7911 Herschel Avenue, Suite 201, La Jolla, California 92037

Item 2.	Identity and Background.

This Schedule 13D/A is being filed on behalf of Chad M. Carpenter. Mr. Carpenter’s principal occupation is Chairman and Chief Executive Officer of Reven Capital, LLC, a private real estate investment firm, and President, Chief Executive Officer and Chairman of the Board of Reven Housing REIT, Inc., a public real estate company that acquires and holds single-family homes. The executive offices of Reven Capital, LLC and Reven Housing REIT, Inc. are located at 7911 Herschel Avenue, Suite 201, La Jolla, California 92037. Mr. Carpenter is a U.S. citizen and his business address 7911 Herschel Avenue, Suite 201, La Jolla, California 92037.

During the last five years, Mr. Carpenter has not been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Carpenter has acquired the shares of Common Stock reported by way of this Schedule 13D/A using his personal funds.

Item 4.	Purpose of Transaction

On November 5, 2014, the Issuer effected a 1 for 20 reverse split (“Reverse Split”) of its issued and outstanding shares of Common Stock. This Schedule 13D/A is being filed for purposes of reporting the post-split share amounts of the Issuer’s Common Stock beneficially owned by Mr. Carpenter. All share amounts in this Schedule 13D/A give effect to the Reverse Split.

All of the shares of Common Stock reported in this Schedule 13D/A have been previously reported by Mr. Carpenter by way of the initial Schedule 13D filed by Mr. Carpenter on July 12, 2012 and amendments thereto. However, Mr. Carpenter no longer has beneficial ownership of 500 shares of Common Stock held by one of Mr. Carpenter’s children, as previously reported by Mr. Carpenter on Schedule 13D. Mr. Carpenter still has beneficial ownership of 500 shares of Common Stock held by his minor child.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of Mr. Carpenter to Rows (7) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. Except as disclosed in this Item 5(a), Mr. Carpenter does not beneficially own any shares of Common Stock.

(b)	Mr. Carpenter has the shared power to vote or to direct the vote or dispose or direct the disposition of 500 shares of Common Stock. Mr. Carpenter has the sole power to vote or to direct the vote or dispose or direct the disposition of 853,403 shares of Common Stock. The responses of Mr. Carpenter to Rows (7) through (10) of the cover pages of this Schedule 13D/A are incorporated herein by reference.

(c)	Mr. Carpenter has not effected any transactions in the shares of Common Stock during the 60 days prior to the date of this Schedule 13D/A or since the most recent filing by Mr. Carpenter on Schedule 13D.

(d)	Mr. Carpenter has the sole to right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 853,403 shares of Common Stock disclosed in this Item 5. Mr. Carpenter has the shared to right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 500 shares of Common Stock disclosed in this Item 5

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

See exhibits filed with the original Schedule 13D filed on July 12, 2012 and amendments thereto filed on October 8, 2013 and November 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2015	By:	/s/ Chad M. Carpenter
Name: Chad M. Carpenter